MINUTES OF DIRECTORS MEETING
                                    OF
                          MEDCARE TECHNOLOGIES, INC.
                     _________________________________

     A meeting of the Board of Directors of MedCare Technologies, Inc. was held on the 17th day of September, 1997 at 10:00 a.m. at the offices located at Suite 216, 1628 West 1st Avenue, Vancouver, B.C., V6J 1G1.

     Present and participating at the meeting, either in person or telephonically, were Mr. Harmel S. Rayat, Mr. Jeff Aronin, Ms. Valerie Boeldt-Umbright, Dr. Michael Blue, Ms. Diane Nunziato and Mr. Kundan S. Rayat, being all of the Directors of the Company. Mr. Harmel S. Rayat, the Chairman, chaired the meeting and Mr. Kundan S. Rayat, the Secretary, read the minutes of the last regular meeting and they were approved.

     The first item of discussion brought before the board was the resignation of Ms. Diane Nunziato as a Director and the appointment of Dr. Jake Jacobo to the Board of Directors. After motion duly made, seconded and unanimously carried with all in favor, it was;

     RESOLVED, that the resignation of Diane Nunziato as a Director be accepted and Jake Jacobo be appointed as a Director of the Company.

There being no further business and upon motion duly made and seconded, the meeting was adjourned.

/s/ Kundan S. Rayat
------------------------------
Mr. Kundan S. Rayat, Secretary

September 17, 1997


Dear Harmel:

It is with deep regret that I must ask you to accept my resignation from the Board of Directors for MedCare Technologies, Inc. I have thoroughly enjoyed my time as part of this innovative and exciting company. However, I need to now spend more time with family and so I must resign for personal, family reasons.

Please accept this letter of resignation as of today, September 17, 1997.

Sincerely,

/s/ Diane Nunziato

Diane Nunziato, MCISc(CD)